UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
Orezone Resources Inc.

(Name of Issuer)
common stock, no par value

(Title of Class of Securities)
685921108

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐     Rule 13d-1(b)
☐     Rule 13d-1(c)
☑     Rule 13d-1(d)
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	685921108

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Actis Capital LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	England

	5	SOLE VOTING POWER

NUMBER OF		8,548,316

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,204,282

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,548,316

WITH	8	SHARED DISPOSITIVE POWER

		2,204,282

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,752,598

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	3.02%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	685921108

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Actis Africa Fund 2, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	England

	5	SOLE VOTING POWER

NUMBER OF		8,548,316

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,548,316

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,548,316

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.40%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	685921108

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Actis Executive Co-Investment Plan, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Guernsey

	5	SOLE VOTING POWER

NUMBER OF		63,360

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		63,360

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	63,360

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.02%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	685921108

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). CIFA Investments, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	England

	5	SOLE VOTING POWER

NUMBER OF		2,204,282

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,204,282

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,204,282

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.62%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	685921108

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Cordiant Capital Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,204,282

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		2,204,282

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,204,282

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.62%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Item 1.
(a)	Name of Issuer: Orezone Resources Inc.

(b)	Address of Issuer’s Principal Executive Offices: 290 Picton Street, Suite 201, Ottawa, ON K1K 8P8
Item 2.
(a)	Name of Person Filing:
(i)	Actis Capital LLP (“Actis”)
(ii)	Actis Africa Fund 2, L.P. (“AAF2”)

(iii)	Actis Executive Co-Investment Plan, LP (“Plan”)

(iv)	CIFA Investments, L.P. (“CIFA”)

(v)	Cordiant Capital Inc. (“Cordiant”)

(each a “Reporting Person” and collectively, the “Reporting Persons”). See Exhibits 2(a) and 2(b).
(b)	Address of Principal Business Office or, if none, Residence:
(i)	All Reporting Persons (other than the Plan and Cordiant): 2 More London Riverside, London, SE1 2JT, United Kingdom

(ii)	Plan: 13-15 Victoria Road, St. Peter Port, Guernsey, Channel Islands, GY1 3ZD

(iii)	Cordiant: Suite 2400, 1010 Sherbrooke Street West, Montreal, Quebec, Canada H3A 2R7
(c)	Citizenship:
(i)	Actis: England

(ii)	AAF2: England

(iii)	Plan: Guernsey

(iv)	CIFA: England

(v)	Cordiant: Canada
(d)	Title of Class of Securities

common stock, no par value
(e)	CUSIP Number

685921108
Item 3. Not applicable.
Item 4. Ownership.
(a)	Amount beneficially owned:
(i)	Actis: 10,752,598

(ii)	AAF2: 8,548,316

(iii)	Plan: 63,360

(iv)	CIFA: 2,204,282

(v)	Cordiant: 2,204,282
(b)	Percent of class:
(i)	Actis: 3.02%

(ii)	AAF2: 2.40%

(iii)	Plan: 0.02%

(iv)	CIFA: 0.62%

(v)	Cordiant: 0.62%

In aggregate, the Reporting Persons listed above beneficially own 10,752,598 shares of common stock of the issuer, representing 3.14% of such class. All percentages based on 355,955,938 shares of the issuer’s common stock outstanding as of February 4, 2008.
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:
(A)	Actis: 8,548,316

(B)	AAF2: 8,548,316

(C)	Plan: 63,360

(D)	CIFA: 2,204,282

(E)	Cordiant: 0
(ii)	Shared power to vote or to direct the vote:
(A)	Actis: 2,204,282

(B)	AAF2: 0

(C)	Plan: 0

(D)	CIFA: 0

(E)	Cordiant: 2,204,282
(iii)	Sole power to dispose or to direct the disposition:
(A)	Actis: 8,548,316

(B)	AAF2: 8,548,316

(C)	Plan: 63,360

(D)	CIFA: 2,204,282

(E)	Cordiant: 0
(iv)	Shared power to dispose or to direct the disposition:
(A)	Actis: 2,204,282

(B)	AAF2: 0

(C)	Plan: 0

(D)	CIFA: 0

(E)	Cordiant: 2,204,282
Item 5. Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].
Item 6. Not applicable.
Item 7. Not applicable.
Item 8. Not applicable.
Item 9. Not applicable.
Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACTIS CAPITAL LLP

By:	/s/ Paul Owers

Name:	Paul Owers
Title:	Partner

ACTIS AFRICA FUND 2, L.P.

By Actis Capital LLP, its Manager

By:	/s/ Paul Owers

Name:	Paul Owers
Title:	Partner

ACTIS EXECUTIVE CO-INVESTMENT PLAN, L.P.

By Actis Co-Investment Limited, its General Partner

By:	/s/ Barry McClay

Name:	Barry McClay
Title:	Director

CIFA INVESTMENTS, L.P.

By Actis Capital LLP, its Co-Manager

By:	/s/ Paul Owers

Name:	Paul Owers
Title:	Partner

By Cordiant Capital Inc., its Co-Manager

By:	/s/ David G. Creighton

Name:	David G. Creighton
Title:	President

CORDIANT CAPITAL INC.

By:	/s/ David G. Creighton

Name:	David G. Creighton
Title:	President

EXHIBIT 2(a)
ITEM 2. IDENTITY AND BACKGROUND
     This statement is being filed by Actis Capital LLP, an English limited liability partnership (“Actis”), whose principal business address is located at 2 More London Riverside, London, SE1 2JT, UK. This statement is also being filed by Actis Africa Fund 2, L.P., an English limited partnership (“AAF2”), whose principal business address is located at the same address as Actis. Actis is the manager of AAF2. This statement is also being filed by Actis Executive Co-Investment Plan, L.P., a Guernsey limited partnership (“Plan”), whose principal business address is located at 13-15 Victoria Road, St. Peter Port, Guernsey, Channel Islands, GY1 3ZD. The Plan is managed by Actis Co-Investment Plan Limited, a Guernsey private limited company and a wholly-owned subsidiary of Actis.
     This statement is also being filed by Cordiant Capital Inc., a Canadian corporation (“Cordiant”), whose principal business address is located at Suite 2400, 1010 Sherbrooke Street West, Montreal, Quebec, Canada H3A 2R7. This statement is also being filed by CIFA Investments, L.P., an English limited partnership (“CIFA”), whose principal business address is located at the same address as Actis. Actis and Cordiant are co-managers of CIFA.

EXHIBIT 2(b)
JOINT FILING AGREEMENT
     Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is accurate.
Dated: February 5, 2008

ACTIS CAPITAL LLP

By: Name:	/s/ Paul Owers Paul Owers
Title:	Partner

ACTIS AFRICA FUND 2, L.P.

By Actis Capital LLP, its Manager

By: Name:	/s/ Paul Owers Paul Owers
Title:	Partner

ACTIS EXECUTIVE CO-INVESTMENT PLAN, L.P.

By Actis Co-Investment Limited, its General Partner

By:	/s/ Barry McClay
Name:	Barry McClay
Title:	Director

CIFA INVESTMENTS, L.P.

By Actis Capital LLP, its Co-Manager

By: Name:	/s/ Paul Owers Paul Owers
Title:	Partner

By Cordiant Capital Inc., its Co-Manager

By: Name:	/s/ David G. Creighton David G. Creighton
Title:	President

CORDIANT CAPITAL INC.

By: Name:	/s/ David G. Creighton David G. Creighton
Title:	President